UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

MGT Capital Investments Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

55302P103
(CUSIP Number)

October 13, 2010
(Date of Event Which Requires Filing of this Statement)

Mr. Robert Ladd
Laddcap Value Advisors LLC
335 Madison Avenue Suite 1100
New York, New York 10017
Telephone: (212) 652-3214

with a copy to:

Seward & Kissel LLP
One Battery Park Plaza
New York, NY 10004
Telephone: (212) 574-1200
Attn: Edward S. Horton
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

SCHEDULE 13D
CUSIP No. 55302P103		Page of 2 of 13

1	NAME OF REPORTING PERSONS Laddcap Value Partners LP S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Intentionally Omitted)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)  (b) 
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) 
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,484,012
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,484,012
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,484,012
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* 
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.56%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D
CUSIP No. 55302P103		Page of 3 of 13

1	NAME OF REPORTING PERSONS Laddcap Value Associates LLC S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Intentionally Omitted)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)  (b) 
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) 
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,484,012
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,484,012
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,484,012
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* 
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.56%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D
CUSIP No. 55302P103		Page of 4 of 13

1	NAME OF REPORTING PERSONS Laddcap Value Advisors LLC S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Intentionally Omitted)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)  (b) 
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) 
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,484,012
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,484,012
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,484,012
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* 
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.56%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D
CUSIP No. 55302P103		Page of 5 of 13

1	NAME OF REPORTING PERSONS Robert Ladd S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Intentionally Omitted)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)  (b) 
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) 
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 500,000
	8	SHARED VOTING POWER 1,484,012
	9	SOLE DISPOSITIVE POWER 500,000
	10	SHARED DISPOSITIVE POWER 1,484,012
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,984,012
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* 
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.10%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D
CUSIP No. 55302P103		Page of 6 of 13

Introduction:

This Schedule 13D filed by Robert Ladd, with the Securities and Exchange Commission on October 13, 2010 relating to the shares (the "Shares") of common stock (the "Common Stock") of MGT Capital Investments Inc. (the "Issuer").

Item 1.  Security and Issuer

(a)	Name of Issuer:

MGT Capital Investments Inc.

(b)	Address of Issuer's Principal Executive Offices:

Kensington Centre, 66 Hammersmith Road London W14 8UD United Kingdom

(c)	Class of Security

Common Stock, par value $0.001 per share

Item 2.  Identity and Background

(a)	Name of Person Filing:

This statement is being filed by (i) Laddcap Value Partners LP ("Laddcap") with respect Shares beneficially owned by it; (ii) Laddcap Value Advisors LLC ("LVA") with respect to Shares beneficially owned by Laddcap; (iii) Laddcap Value Associates LLC ("LV") with respect to Shares beneficially owned by Laddcap and (iv) Robert Ladd with respect to Shares beneficially owned by Laddcap, LVA, LV and himself.  LVA and LV disclaim beneficial ownership of the securities covered by this statement.  Mr. Ladd disclaims beneficial ownership of the securities covered by this statement (other than with respect to 500,000 Shares owned directly by him).

(b)	Address of Principal Business Office or, if none, Residence:

The principal business address of each of Laddcap, LVA, LV and Mr. Ladd is: c/o Laddcap Value Advisors LLC, 335 Madison Avenue Suite 1100, New York, NY 10017.

(c)	Principal Occupation, Employment or Business:

Mr. Ladd serves as the managing member of LVA, which is the investment advisor of Laddcap.  Mr. Ladd also serves as the managing member of LV which is the general partner of Laddcap.  Laddcap is principally engaged in making investments.

SCHEDULE 13D
CUSIP No. 55302P103		Page of 7 of 13

(d)	Convictions or Civil Proceedings:

During the past five years, none of the Reporting Persons and, to the knowledge of the Reporting Persons, none of the executive officers, directors, general partner or managing member of the Reporting Persons, if applicable, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(e)	Citizenship:

Each of LVA and LV is a Delaware limited liability company. Laddcap is a Delaware limited partnership. Mr. Ladd is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

All of the funds used in making the purchases of the Shares described in Item 5 of this Schedule 13D that may be deemed to beneficially owned by Laddcap, LVA and LV came from the working capital of Laddcap.  All of the funds used in making the purchases of the Shares described in Item 5 of this Schedule 13D that may be deemed to be beneficially owned by Mr. Ladd came from his personal funds.

Item 4. Purpose of the Transaction.

The Reporting Persons intend to review their investment in the Issuer on a regular basis and anticipate having discussions with representatives of the Issuer from time to time regarding its business prospects and strategy and may recommend certain courses of action to the Issuer that the Reporting Persons believe would maximize shareholder value in the Issuer.  The Reporting Persons intend to closely evaluate the performance of the Issuer, including, but not limited to, its share price, business, assets, operations, financial condition, capital structure, management and prospects.  The Reporting Persons reserve the right to, without limitation, acquire additional Shares, dispose of all or some of the Shares from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares, depending on business and market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors.

Further, the Reporting Persons reserve the right to revise their plans or intentions and to take any and all actions that they may deem appropriate to maximize the value of their investment in the Issuer in light of their general investment policies, market conditions, and subsequent developments affecting the Issuer.

Other than as expressly set forth above, the Reporting Persons have no plans or proposals as of the date of this filing which, relate to, or would result in, any of the actions enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

The percentages used herein are calculated based upon the 32,550,590 Shares issued and outstanding as of August 5, 2010, as reported on the Issuer's quarterly report on Form 10-Q for the period ended June 30, 2010, as filed on August 5, 2010 with the Securities and Exchange Commission.

SCHEDULE 13D
CUSIP No. 55302P103		Page of 8 of 13

(a)
Pursuant to Rule 13d-3 ("Rule 13d-3") of the Exchange Act of 1934, as amended, Mr. Mr. Ladd is the beneficial owner of 1,984,012 Shares as of the date hereof (representing approximately 6.10% of the outstanding Common Stock), that includes 1,484,012 shares of Common Stock owned of record by Laddcap and 500,000 Shares of Common Stock owned of record by Mr. Ladd.  Mr. Ladd disclaims beneficial ownership of the securities covered by this statement (other than the 500,000 owned by him directly).

Pursuant to Rule 13d-3, each of Laddcap, LVA and LV is the beneficial owner of the 1,484,012 Shares as of the date hereof (representing approximately 4.56% of the outstanding Common Stock) that are owned of record by Laddcap.

(b)
Each of LVA, LV and Mr. Ladd share the power to vote and direct the disposition of all Shares held by Laddcap by virtue of their roles as investment advisor of Laddcap, general partner of Laddcap and managing member of the general partner of Laddcap, respectively.

Laddcap has the sole power to vote and direct the disposition of all Shares held by it.  Mr. Ladd has the sole power to vote and direct the disposition of the 500,000 Shares held by him.

(c)	The transactions of the Reporting Persons with respect to the Shares within the past 60 days are set forth on Schedule B hereto.
(d)
Each of the Reporting Persons affirms that no person other than the Reporting Persons has the rights to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by such Reporting Person.

(e)	Not applicable.

Item 6.	Contracts, arrangements understandings and relationships with respect to securities of the Issuer

None.

Item 7.       Material to be Filed as Exhibits

Exhibit 1	Schedule 13D Joint Filing Agreement dated as of October 13, 2010 among each Reporting Person.

Exhibit 2	Schedule of transactions in the Issuer's shares within the past 60 days.

SCHEDULE 13D
CUSIP No. 55302P103		Page of 9 of 13

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  October 13, 2010

LADDCAP VALUE PARTNERS LP

By:	/s/ Robert Ladd
Name:	Robert Ladd
Title:	Authorized Person

LADDCAP VALUE ASSOCIATES LLC

By:	/s/ Robert Ladd
Name:	Robert Ladd
Title:	Authorized Person

LADDCAP VALUE ADVISORS LLC

By:	/s/ Robert Ladd
Name:	Robert Ladd
Title:	Authorized Person

/s/ Robert Ladd
Robert Ladd

SCHEDULE 13D
CUSIP No. 55302P103		Page of 10 of 13

Exhibit 1

SCHEDULE 13D JOINT FILING AGREEMENT

In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the parties set forth below agree to jointly file the Schedule 13D (including amendments thereto) to which this joint filing agreement is attached, and further agree that this Joint Filing Agreement be included as an exhibit to such joint filing. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 13th day of October, 2010.

LADDCAP VALUE PARTNERS LP

By:	/s/ Robert Ladd
Name: Robert Ladd
Title: Authorized Person

LADDCAP VALUE ASSOCIATES LLC

By:	/s/ Robert Ladd
Name: Robert Ladd
Title: Authorized Person

LADDCAP VALUE ADVISORS LLC

By:	/s/ Robert Ladd
Name: Robert Ladd
Title: Authorized Person

/s/ Robert Ladd
Robert Ladd

SCHEDULE 13D
CUSIP No. 55302P103		Page of 11 of 13

Exhibit 2

TRANSACTIONS IN THE SHARES DURING THE PAST 60 DAYS

Date of Transaction	Number Purchased / (Sold)	Price ($)

8/26/2010	1,000	0.22
8/26/2010	9,186	0.23
8/26/2010	8,600	0.24
8/26/2010	10,000	0.2499
8/26/2010	10,000	0.24995
8/26/2010	9,000	0.25
8/26/2010	700	0.27
8/26/2010	1,000	0.28
8/26/2010	15,000	0.29891
8/26/2010	15,000	0.3
8/26/2010	10,000	0.3
8/26/2010	10,000	0.31891
8/26/2010	10,000	0.3199
8/26/2010	1,000	0.27
8/27/2010	2,051	0.2499
8/27/2010	10,000	0.25
8/27/2010	10,000	0.25975
8/27/2010	1,000	0.28
8/27/2010	1,000	0.28
8/27/2010	10,000	0.2795
8/27/2010	14,185	0.29
8/27/2010	1,000	0.275
8/27/2010	1,000	0.275
8/27/2010	1,000	0.275
8/27/2010	1,000	0.275
8/27/2010	1,000	0.275
9/9/2010	2,000	0.2689
9/9/2010	2,000	0.269
9/15/2010	200	0.2529
9/15/2010	1,000	0.253
9/15/2010	1,000	0.253
9/15/2010	200	0.253
9/15/2010	332	0.259
9/15/2010	1,000	0.2679
9/17/2010	1,000	0.26

SCHEDULE 13D
CUSIP No. 55302P103		Page of 12 of 13

9/17/2010	200	0.26
9/17/2010	1,000	0.27
9/17/2010	1,000	0.2786
9/20/2010	100	0.3328
9/20/2010	1,000	0.3359
9/20/2010	1,000	0.2933
9/20/2010	600	0.2995
9/20/2010	500	0.3
9/20/2010	1,000	0.305
9/20/2010	1,000	0.305
9/20/2010	1,000	0.305
9/20/2010	1,000	0.30491
9/20/2010	1,000	0.30491
9/20/2010	400	0.3055
9/20/2010	1,000	0.3055
9/20/2010	1,000	0.307
9/22/2010	50,000	0.3
9/22/2010	1,000	0.3139
9/23/2010	1,000	0.28
9/23/2010	1,000	0.28
9/23/2010	400	0.28
9/23/2010	1,000	0.298
9/24/2010	7,017	0.295
9/24/2010	1,000	0.298
9/24/2010	200	0.298
9/24/2010	1,000	0.2999
9/24/2010	1,000	0.2999
9/24/2010	65	0.3
9/24/2010	100	0.2999
9/24/2010	100	0.3
9/30/2010	92,519	0.2798
9/30/2010	(100)	0.2784
9/30/2010	(100)	0.2697
9/30/2010	(1,000)	0.26352
9/30/2010	(1,000)	0.2633
9/30/2010	(1,000)	0.26322
10/1/2010	481	0.2999
10/4/2010	700	0.25983
10/4/2010	1,000	0.26629
10/4/2010	1,000	0.2669
10/4/2010	1,000	0.267
10/4/2010	1,000	0.267

SCHEDULE 13D
CUSIP No. 55302P103		Page of 13 of 13

10/4/2010	1,000	0.2669
10/4/2010	1,000	0.26732
10/4/2010	1,000	0.2672
10/4/2010	1,000	0.2673
10/4/2010	100	0.2674
10/4/2010	1,000	0.26949
10/4/2010	1,000	0.2794
10/4/2010	500	0.2795
10/6/2010	100	0.26
10/6/2010	200	0.2675
10/8/2010	1,200	0.28
10/12/2010	24,712	0.25
10/13/2010	6,100	0.25

SK 21760 0002 1137122